18010057

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70022

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BD4RIA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 West Vickery Blvd.
(No. and Street)

Fort Worth	TX	76107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nick Gerber 817-295-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

NOV 26 2018

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Nick Gerber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BD4RIA, Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

P.F.O, FINOP

Title

Lauren M. Barberena

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary Public or other officer completing this certificate verified only the identity of the individual who signed the document to which this certificate is attached, and no the truthfulness, accuracy, or validity of that document.

State of Texas

Count of Tarrant

Subscribed and sworn to (or affirmed) before me on this 16th day of November, 2018,

by Nicholas Gerber, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

LAUREN M. BARBERENA
Notary Public, State of Texas
Comm. Expires 02-27-2021
Notary ID 131020768

(Seal)

Lauren M. Barberena
Signature

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of BD4RIA, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of BD4RIA, Inc. as of September 30, 2018, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of BD4RIA, Inc. as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BD4RIA, Inc.'s management. My responsibility is to express an opinion on BD4RIA, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to BD4RIA, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as BD4RIA, Inc.'s auditor since 2018.

Tarzana, California

November 15, 2018

BD4RIA, INC.

Statement of Financial Condition
September 30, 2018

ASSETS

Cash	$	29,219
Commissions Receivable		92,181
CRD Deposit Account		348
Prepaid Expenses		792
Total Assets	$	122,540

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	-
Commissions Payable		74,679
Total Liabilities	$	74,679

STOCKHOLDERS' EQUITY

Common Stock, no par value, 40,000 shares authorized, issued, and outstanding	$	40,000
Additional Paid-in-Capital		25,000
Accumulated Deficit		(17,139)
Total Stockholders' Equity	$	47,861
Total Liabilities and Stockholders' Equity	$	122,540

The accompanying notes are an integral part of these financial statements

BD4RIA, INC.

Statement of Operations
For the Year Ended September 30, 2018

REVENUES		
Commissions		536,569
Total Revenues	$	536,569
EXPENSES		
Commissions	$	449,201
Legal and Professional Fees		61,179
Rent		1,000
Other Expenses		42,303
Total Expenses	$	553,683
NET LOSS BEFORE INCOME TAXES	$	(17,114)
LESS: INCOME TAX EXPENSE		-
NET LOSS	$	(17,114)

The accompanying notes are an integral part of these financial statements

BD4RIA, INC.

Statement of Stockholders' Equity
For the Year Ended September 30, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, October 1, 2017	$ 40,000	$ -	$ (25)	$ 39,975
Net Loss			(17,114)	(17,114)
Ending balance, September 30, 2018	$ 40,000	$ 25,000	$ (17,139)	$ 47,861

BD4RIA, INC.

Statement of Cash Flows
For the Year Ended September 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(17,114)
Adjustments to reconcile net loss to Net cash use in operating activities:		
(Increase) decrease in assets		
Commissions Receivable		(92,181)
CRD Deposit Account		8,652
Prepaid Expenses		(792)
Increase (decrease) in liabilities		
Accounts Payable		-
Commissions Payable		74,679
Total adjustments		(9,642)
Net cash used in operating activities	$	(26,756)
Increase (decrease) in financing activities		
Additional Paid-In Capital		25,000
Net cash provided by financing activities	$	25,000
Net decrease in cash	$	(1,756)
Cash at beginning of year		30,975
Cash at end of year	$	29,219
Supplemental Disclosures Cash Paid during the year for:		
Interest	$	-
Income Taxes	$	-

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

BD4RIA, INC. (the "Company") was formed September, 2017 in the state of Texas. BD4RIA, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). BD4RIA is a broker dealer that currently serves one advisory client, Karsten Advisors. BD4RIA primarily engages in Reg. D offerings, Variable Annuities, direct to fund Mutual Funds and 529 Plans, and facilitates Primary and Secondary offerings.

Accounting Policies

The company used the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions, including proprietary investment transactions, and the related commissions revenues and expenses, are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of September 30, 2018.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counter parties primarily include other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. 100% of the Company's revenues were generated in the State of Texas. One product provider accounted for 66% of revenues.

The Company is not subject to audit by the taxing agencies for fiscal year ending September 30, 2018 as no tax returns have been filed as of these financial statements.

Note 2: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at September 30, 2018, the Company's net capital of $29,219 exceeded the minimum net capital requirement of the minimum net capital requirement of 12 1/2% of aggregate indebtedness ($9335) or $5,000, whichever is greater, by $19,884, and the Company's ratio of aggregate indebtedness of $74,679 to net capital was 2.56:1, which is less than the 8:1 maximum ratio requirement during the first year of operation.

Note 3: COMMITMENTS AND CONTINGENCIES

The Company is currently leasing an office space in Fort Worth, Texas, on a month to month basis for $500 per month. Rent expense for year ended September 30, 2018 was $1,000.

Note 4: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year-end October 1, 2018 through November 15, 2018, the date the financial statements were available to be issued, and has determined that no adjustments were necessary to the amounts reported in the financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

BD4RIA, INC.

Schedule I
Statement of Net Capital
September 30, 2018

	Focus 09/30/2018		Audit 09/30/2018		Change
Stockholders' Equity, 09/30/2018	$	47,861	$	47,861	-
Less: Non-allowable Assets					
CRD Deposit Account		348		348	
Commission Receivable		17,502		17,502	
Prepaid Expenses		792		792	-
Tentative net capital	$	29,219	$	29,219	-
Haircuts:		-		-	-
NET CAPITAL	$	29,219	$	29,219	-
Minimum requirements of 12 1/2% of aggregate indebtedness or $5,000, whichever is greater		9,335		9,335	-
Excess net capital	$	19,884	$	19,884	-
Aggregate indebtedness	$	74,679	$	74,679	-
Ratio of aggregate indebtedness to net capital		2.56:1		2.56:1	-

There were no noted differences between the audit and focus filed at 09/30/2018

BD4RIA, INC.

September 30, 2018

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BD4RIA, Inc.
Fort Worth, Texas

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) BD4RIA, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which BD4RIA, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) BD4RIA, Inc., stated that BD4RIA, Inc., met the identified exemption provision throughout the most recent fiscal year without exception BD4RIA, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about BD4RIA, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 15, 2018

Assertions Regarding Exemption Provisions

We, as members of management of BD4RIA, Inc. ("the company) are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting October 1, 2017 through September 30, 2018

By: ______________________
(Nicholas Gerber)

November 15, 2018

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
BD4RIA, Inc.
Fort Worth, Texas

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2018, which were agreed to by and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BD4RIA, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BD4RIA, Inc.'s management is responsible for the BD4RIA, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2018, as applicable with the amounts reported in Form SIPC-7 for the year ended September 30, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
November 15, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 9/30/18

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BodyA, Inc.
3520 West Vickery Blvd
Fort Worth TX 76107

SEC# 8-70022
CRD# 290240

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicholas Gerber
817-295-7400

2. A. General Assessment (item 2e from page 2)		$ 1249.29
B. Less payment made with SIPC-6 filed (exclude interest)	8/1/18 Date Paid	(199.67)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1049.62
G. PAYMENT: √ the box Check mailed to P.O. Box [✓] Funds Wired [ ] Total (must be same as F above)	$ 1049.62	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BodyA, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of November, 2018.

FINOP, Principal Fin. Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/17
and ending 9/30/18

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 536,569
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	36,954
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Ø (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	36,954
2d. SIPC Net Operating Revenues	$ 499,715
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 1249.29

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